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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COMPUTER LANGUAGE RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                          SABRE ACQUISITION, INC. AND
                            THE THOMSON CORPORATION
                                    (BIDDER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    20519510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL S. HARRIS, ESQ.
                            THE THOMSON CORPORATION
                       METRO CENTER AT ONE STATION PLACE
                          STAMFORD, CONNECTICUT 06902
                           TELEPHONE: (203) 969-8700
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:

                               DAVID W. HELENIAK
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000
                            ------------------------

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
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               $362,474,865.00*                                  $72,494.97
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
--------------------------------------------------------------------------------
Form or Registration No.:
--------------------------------------------------------------------------------
Filing Party:
--------------------------------------------------------------------------------
Date Filed:
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* Note: The Transaction Value is calculated by multiplying $22.50, the per share tender offer price, by 16,109,994 the sum of the 14,463,844 shares of Common Stock outstanding and the 1,646,150 shares of Common Stock subject to options outstanding.
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

------------------------------
       CUSIP NO. 20519510
------------------------------
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         1       NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                 THE THOMSON CORPORATION
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         2       CHECK THE APPROPRIATE BOX IS A MEMBER OF GROUP                         (a)[X]
                                                                                        (b)[ ]
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         3       SEC USE ONLY
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         4       SOURCES OF FUNDS
                 WC
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         5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) of 2(f)                                             [ ]
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         6       CITIZEN OR PLACE OR ORGANIZATION
                 ONTARIO, CANADA
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         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 10,786,812 Shares which may be deemed beneficially owned pursuant to the Stock
                 Purchase Agreement described herein.
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         8       CHECK IF THE AGGREGATE AMOUNT IF ROW (7) EXCLUDES CERTAIN SHARES          [ ]
-----------------------------------------------------------------------------------------------------

         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 74.6%
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        10       TYPE OF REPORTING PERSON
                 CO
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

     This Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement") relates to the offer by Sabre Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Computer Language Research, Inc., a Texas corporation (the "Company"), at a price of $22.50 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 16, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Computer Language Research, Inc., a Texas corporation (the "Company") which has its principal executive offices at 2395 Midway Road, Carrollton, Texas 75006.

     (b) The class of equity securities being sought is all of the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. The financial statements of Parent and Purchaser are not material to a decision by a security holder of the Company to sell, tender or hold Shares.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under Section 13 ("Effect of the Offer on the Market for the Shares, Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger, dated as of January 12, 1998, among Parent, Purchaser and the Company, the Stock Purchase Agreement, dated as of January 12, 1998, between Parent, Purchaser and certain Shareholders of the Company, the Form of Retention Agreement between the Company and M. Brian Healy, the Form of Retention Agreement between the Company and Francis W. Winn, the form of Retention Agreement between the Company and Douglas H. Gross and the Form of Retention Agreement between the Company and Stephen T. Winn copies of which are attached as Exhibits (a)(1), (a)(2),
(c)(1), (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6) respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Form of Offer to Purchase dated January 16, 1998.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Notice of Guaranteed Delivery.
(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees.
(a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees to Clients.
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)      Summary Advertisement as published in the Wall Street Journal on January 16,
            1998.
(a)(8)      Press Release issued jointly by Parent and Company on January 13, 1998.
(a)(9)      Consolidated Financial Statements of Parent as set forth in Parent's 1996 Annual
            Report to Shareholders.
(c)(1)      Agreement and Plan of Merger, dated as of January 12, 1998, among Parent,
            Purchaser and the Company.
(c)(2)      Stock Purchase Agreement, dated as of January 12, 1998, among Parent, Purchaser and certain Shareholders of the Company.
(c)(3)      Form of Retention Agreement between the Company and M. Brian Healy.
(c)(4)      Form of Retention Agreement between the Company and Francis W. Winn.
(c)(5)      Form of Retention Agreement between the Company and Douglas H. Gross.
(c)(6)      Form of Retention Agreement between the Company and Stephen T. Winn.
(d)         None.
(e)         Not applicable.
(f)         None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/16/98

      ------------------------------
                                          THE THOMSON CORPORATION

                                          By: /s/   MICHAEL S. HARRIS

                                            ------------------------------------
                                            Name: Michael S. Harris
                                            Title: Assistant Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/16/98
      ------------------------------
                                          SABRE ACQUISITION, INC.

                                          By: /s/   MICHAEL S. HARRIS
                                            ------------------------------------
                                            Name: Michael S. Harris
                                            Title: President

                                 EXHIBIT INDEX

                                                                                    PAGE IN
EXHIBIT                                                                            SEQUENTIAL
  NO.                                                                           NUMBERING SYSTEM
-------                                                                         ----------------
(a)(1)    Form of Offer to Purchase dated January 16, 1998....................
(a)(2)    Form of Letter of Transmittal.......................................
(a)(3)    Form of Notice of Guaranteed Delivery...............................
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees............................................
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees to Clients.................................
(a)(6)    Form of Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.....................................
(a)(7)    Summary Advertisement as published in the Wall Street Journal on
            January 16, 1998..................................................
(a)(8)    Press Release issued jointly by Parent and Company on January 13,
            1998..............................................................
(a)(9)    Consolidated Financial Statements of Parent as set forth in Parent's
            1996 Annual Report to Shareholders................................
(c)(1)    Agreement and Plan of Merger, dated as of January 12, 1998, among
            Parent, Purchaser and the Company.................................
(c)(2)    Stock Purchase Agreement, dated as of January 12, 1998, among
            Parent, Purchaser and certain Shareholders of the Company.........
(c)(3)    Form of Retention Agreement between the Company and M. Brian
            Healy.............................................................
(c)(4)    Form of Retention Agreement between the Company and Francis W.
            Winn..............................................................
(c)(5)    Form of Retention Agreement between the Company and Douglas H.
            Gross.............................................................
(c)(6)    Form of Retention Agreement between the Company and Stephen T.
            Winn..............................................................